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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number O-27202

                           NOTIFICATION OF LATE FILING

        (Check one):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
        [ ] Form N-SAR

        For Period Ended: March 31, 2003

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        [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form 20-K   [ ] Transition Report on Form N-SAR
        [ ] Transition Report on Form 11-K
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        For the Transition Period Ended:
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant Advanced Lighting Technologies, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
32000 Aurora Road
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City, state and zip code Solon, Ohio 44139
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously announced on February 5, 2003, the Company and certain of its United States subsidiaries filed for protection under the provisions of Chapter 11 of the Federal Bankruptcy Code. The Company has filed a Plan of Reorganization and related Disclosure Statement in the Chapter 11 Proceedings. The hearing on approval of the Disclosure Statement has been delayed and the Company currently anticipates that in the coming weeks it will file an amended Plan of Reorganization with substantially different terms, which have not yet been determined. The individuals involved in the preparation and review of the Form 10-Q are also devoting substantial time to the negotiation and drafting of the amended Plan of Reorganization and Disclosure Statement. As a result, the Company believes that it cannot at this time provide the information required to be provided in the Form 10-Q without unreasonable effort and expense and because such information may not prove to be accurate. The Company intends to file its Form 10-Q when it is able to describe the principal terms of the revised proposed Plan of Reorganization.

         The Company does not believe it will be able to complete the Form 10-Q on or prior to May 20, 2003.
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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this information Steven C. Potts (440) 836-7103
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    [X] Yes        [ ] No

         (3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                    [X] Yes        [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Results of Operations for the nine months ended March 31, 2003 will reflect the previously reported net loss of $(14,095,000) for the six months ended December 31, 2002 compared with a net loss of $(88,193,000) for the prior year period. The net loss in the first six months of fiscal 2003 included a provision for loan impairment of $2,700,000, refinancing and non-recurring costs of $2,303,000, and special charges and asset impairment of $6,714,000. The net loss in the first six months of fiscal 2002 included a provision for loan impairment of $4,600,000, special charges and asset impairment of $9,697,000, and a loss from the cumulative effect of accounting change of $71,171,000. A detailed discussion of these items can be found in the Company's Report on Form 10-Q for the quarterly period ended December 31, 2002.

         The net loss for the quarter ended March 31, 2003 is expected to be approximately $(2,100,000) compared with a net loss of $(5,660,000) for the quarter ended March 31, 2002. The net loss for the quarter ended March 31, 2003 includes approximately $3,000,000 in reorganization costs for consultants, investment bankers and attorneys related to the Company's efforts to reorganize under Chapter 11 Bankruptcy. The net loss for the quarter ended March 31, 2002, included a provision for loan impairment of $900,000 and a loss on the sale of a preferred stock investment of $2,007,000. Fiscal 2003 third quarter is also expected to reflect an increase in gross margin of approximately $3,400,000 resulting from an increase in sales of approximately $3,900,000 and an improvement in gross margin from 32% in the year-ago period to 38% in the current quarter. The improvement in gross margin resulted from the Company's efforts to reduce its costs including the continual increase in the amount of the Company's products that are manufactured in India and from significant increases in sales of the Company's materials.
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                      Advanced Lighting Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 16, 2003                        By:  /s/ Steven C. Potts
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                                                  Steven C. Potts
                                                  Chief Financial Officer